Exhibit 4.48

Confidential treatment has been requested for certain portions of this exhibit. The copy filed herewith omits the information subject to the confidential treatment request. Omissions are designated as " ***** ". A complete version of this exhibit has been filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

CONFIDENTIAL

THIS AGENCY AND DEVELOPMENT AGREEMENT made on the 3rd of March, 2003 (hereinafter referred to as “Effective Date”)

BETWEEN:

CANGENE CORPORATION
having a place of business as 104 Chancellor Matheson Road
Winnipeg, Manitoba, Canada R3T 5Y3
(hereinafter referred to as “Cangene”)

OF THE FIRST PART

and

ACAMBIS RESEARCH LIMITED
having a place of business at Peterhouse Technology Park, 100 Fulbourn Road,
Cambridge CB1 9PT UK
(hereinafter referred to as the “Acambis”)

OF THE SECOND PART

Cangene and Acambis are herein collectively referred to as the “Parties”.

WHEREAS:

A.      Cangene has developed, and is continuing to develop and improve, a Vaccinia Immune Globulin (“VIG”) product (Patent Pending) for the prevention and treatment of adverse reactions to smallpox vaccinations, and Cangene manufactures VIG at its facilities in Winnipeg, Canada using plasma from donors located in the North America;

B.      Cangene wishes to appoint Acambis, and Acambis wishes to become, the sole agent for VIG in the Territory and Acambis wishes to make available technology to Cangene for further development of new VIG products, subject to the terms and conditions set forth in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual agreements herein set forth and other valuable consideration, the Parties agree as follows:

1.      Definitions.

1.1      In this Agreement, the following terms shall have the following meanings:

(a)      “Acambis Group” means Acambis Research Ltd. and its Affiliates;

(b)      “Acambis Technology” means Acambis’ ACAM 1000 and ACAM 2000 vaccines (the NYCBH vaccinia virus strain derived from Dryvax), the vaccinia virus plaque reduction neutralisation test and any other technology, processes, know-how, improvements, relevant data or information developed by Acambis Group relating to the foregoing that may assist Cangene Group in the development of the Product, as determined by Acambis in its sole discretion;

(c)      “Affiliate” means an organisation that is directly or indirectly: (i) controlled by a party hereto or (ii) in control of such party or (iii) under common control with such party, and for the purpose of this definition, control shall consist of the ownership of: (x) 50% or more of the voting stock or other equity interest of a party or (y) any such lower percentage of voting stock if such percentage would still be sufficient to elect a majority of the directors of the board of a party;

(d)      “Agreement” means this Agreement including all schedules, appendices and attachments and amendments agreed to in writing by the Parties;

(e)      “Cangene Group” means Cangene and its Subsidiaries;

(f)      “Cangene Intellectual Property” means any proprietary information, know how or inventions developed or made solely by employees or others acting on behalf of Cangene or is Subsidiaries during the Term of this Agreement, including without limitation, any patent, trademark, trade name, symbol or proprietary mark affixed to or associated with the Product;

(g)      “Confidential Information” means any and all information disclosed by one party to the other party concerning processes, methods, formulas, discoveries, inventions, intellectual property, research, plans and policies and any scientific, technical or business information, the disclosure of which may be prejudicial to the originating party, but shall not include information that:

(i)	forms part of the public domain prior to its disclosure;
(ii)	was known to the receiving party prior to it disclosure; or
(iii)	was disclosed to the receiving party by a third party which is not under an obligation of confidence to the disclosing party at the time of the disclosure to the receiving party;

(h)      “Customer” means any countries, governments, organisations, companies and/or other entities purchasing the Product directly or indirectly from Cangene in the Territory;

(i)      “Marketing Authorisations” means any and all authorisations required from any Regulatory Authority to market, distribute or sell the Product in any part of the Territory;

(j)      “Net Invoice Price” shall mean the total amount invoiced in US dollars received from a Customer by Cangene Group for the sale of any Product after deducting the following costs provided such costs are attributable to such use, sale or transfer of the Product and are actually borne by Cangene Group and are specifically itemized in a commission statement to Acambis and not otherwise incorporated into the sale to the Customer: (i) outbound transportation expenses for shipments to Customers, (ii) taxes, including sales, use, turnover, excise, import and other taxes or duties, separately billed or invoiced and borne by Cangene, imposed by a governmental agency on such sales, (iii) credits or allowances given or made for products returned or not accepted by Customers for the Product, provided that such credit or allowance shall not exceed the invoiced amount for such Product, (iv) discounts allowed and taken, for reasons such as quantity purchased, (v) royalty payments to unaffiliated third parties applicable to the Product and (vi) cost incurred by Cangene to carry out additional preclinical or clinical trials or to produce specified packaging requested by Customer for the Product;

(k)      “Product” means a VIG product derived from the NYC Board of Health Strain of the Vaccinia Virus used for the treatment or prevention of adverse reactions to smallpox vaccination, in any form, variant, formulation and any future improvement, including, without limitation, liquid or lyophilised forms of said product. The specification of the Product is more fully defined in Appendix C (Product Description);

(l)      “Quarter” means any three month period in any calendar year ending on March 31, June 30, September 30 or December 31;

(m)      “Regulatory Authority” means any authority having jurisdiction with respect to the Product in any part of the Territory from time to time;

(n)      “Subsidiaries” means an organisation that is directly, or indirectly, controlled by a party hereto, and for the purposes of this definition, control shall consist of the ownership of: (i) 50% or more of the voting stock or other equity interest of a party; or (ii) any such lower percentage of voting stock if such percentage would be still sufficient to elect a majority of the directors of the board of a party;

(o)      “Term” shall have the definition given in Section 13.1

(p)      “Territory” means all countries world-wide, excluding **************************************; and

(q)      “Vial” means 1 vial containing 50,000 U (or other value of units as specified by U.S. FDA) of Product.

2.      Appointment of Agent.

2.1      Subject to the terms and conditions of this Agreement, during the Term, Cangene appoints Acambis, and Acambis accepts the appointment, as Cangene’s sole agent in the Territory for the sole purpose of marketing and promotion of, and the solicitation of Customers for, the Product in accordance herewith. Not withstanding such appointment, Cangene shall retain the right and authority to undertake any such marketing, promotion, solicitation or sales or distribution of the Product within the Territory either directly or through a member of the Cangene Group. Cangene shall immediately inform Acambis of any potential customers with whom it has had contact and shall keep Acambis regularly informed of any additional marketing and promotional activities which Cangene are planning. In addition, regular reviews by the Parties shall be held to coordinate activities in the Territory. For greater certainty, except as set out herein, Acambis shall have no further authority to act on behalf of Cangene without the prior, written authorisation of Cangene.

2.2      Cangene Group shall not, during the Term, appoint any other person, firm, company or other entity as (a) its agent for the marketing, promotion or sale of the Product in the Territory; (b) its agent for the solicitation of customers for the Product in the Territory; or (c) distributor or reseller of the Product in the Territory provided however, that Cangene Group shall have the right to market, promote, sell or distribute the Product or solicit customers for the Product.

2.3      Acambis acknowledges that Cangene is a contract manufacturer of hyperimmune products for third parties, and agrees that during the Term of this Agreement Cangene shall have the option and right to contract manufacture hyperimmune product other than the Product for third parties for commercialisation within the Territory.

2.4      Acambis shall be entitled to appoint subagents for the sale of the Product within the Territory with the prior written consent of Cangene (which consents may not be unreasonably withheld); provided that any such subagent agrees in writing to be fully bound by the terms of this Agreement.

2.5      Acambis Group shall not, during the Term, (a) market, promote or solicit orders or seek customers for the Product outside of the Territory, or (b) establish any branch, maintain any distribution facility or depot, or sell or otherwise distribute the Product to customers outside the Territory or to customers who would resell, redistribute or otherwise make available the Product outside the Territory.

3.      Limited License to Acambis Technology.

3.1      License. Subject to the terms and conditions of this Agreement, during the Term and for 10 years thereafter (unless this Agreement is terminated by Acambis pursuant to Section 13.2, whereby this license shall immediately terminate), Acambis grants to Cangene, and Cangene accepts, a non-exclusive, non-transferable, royalty-free license to use the Acambis Technology solely for Cangene Group’s internal development, manufacture and for regulatory compliance in connection with licensing and distribution of the Product.

3.2      Access and Technology Transfer. Subject to the terms and conditions of this Agreement, during the Term, Acambis shall, from time to time, provide the Acambis Technology to Cangene. Upon Cangene’s request, Acambis will promptly provide information relating to and the procedures for the vaccinia virus plague reduction neutralisation test to a member of the Cangene Group for use in accordance with Section 3.1 or to a mutually agreed upon third party, provided that such third party is bound to confidentiality obligations and other restrictions at least as stringent as those contained herein. Upon termination or expiration of this Agreement, Acambis shall have no obligation or provide to Cangene any additional Acambis Technology or updates thereto.

3.3      Restrictions. Cangene’s right to use the Acambis Technology is limited as expressly stated herein and Acambis retains all right, title and interest to the Acambis Technology and all copies thereof, and all related intellectual property and proprietary rights. Cangene acknowledges that all Acambis Technology disclosed hereunder are proprietary to Acambis and shall be deemed Confidential Information of Acambis in accordance with this Agreement. Cangene agrees to take all reasonable measures to protect Acambis’ intellectual property and proprietary rights in the Acambis Technology. Cangene shall not sublicense or disclose the Acambis Technology to any third party or use the Acambis Technology for the benefit of any third party, with the exception of documentation required in order to comply with all applicable regulatory filings.

3.4      Supply of Vaccine. Where the US Government owns or has the right to acquire vaccine (ACAM 1000 or ACAM 2000), then Cangene shall request supply of the vaccine from the US Government and Acambis shall comply with all reasonable requests by the US Government to supply such vaccine to Cangene. Where vaccine (ACAM 1000 or ACAM 2000) is the property of Acambis then Acambis shall supply Cangene with vaccine within a reasonable time frame at a cost to Cangene of US$***** per dose, provided however, that in the event the Agreement is terminated, Acambis shall supply Cangene with vaccine within a reasonable time frame at a cost to Cangene which does not exceed the then current market price for such vaccine.

4.      Marketing Authorisations.

4.1      Applications. Cangene, or its designated agent, shall prepare and file at its own expense, all applications and supporting information required to obtain Marketing Authorisations for the Product in the Territory. Cangene shall use all reasonable efforts to obtain all Marketing Authorisations required for Product commercialisation in each country within the Territory in which Acambis has obtained an order from a Customer for the Product. Notwithstanding the foregoing, however, if Cangene reasonably determines that it is not commercially viable to proceed with such Marketing Authorisation in a particular country in the Territory, Cangene shall not be obliged to proceed with such Marketing Authorisation and shall promptly notify Acambis of such determination. In such event, a Acambis’ request, the Parties shall discuss in good faith such determination and options for pursuing such a Marketing authorisation, including the option of Acambis or an authorized third party preparing and filing a Marketing Authorisation for the Product under Acambis’ or the third party’s name, or, if necessary, Cangene’s name; provided that no such options will be pursued unless both parties mutually agree in writing prior thereto.

4.2      Cost and Maintenance. Cangene, or its designated agent, shall obtain and maintain all Marketing Authorisations for the Product in the Territory during the Term at its own expense. Cangene shall be solely responsible for any additional submissions required as a result of any changes to the Product. If Cangene reasonably determines that it is not commercially viable to proceeds with additional submissions in a given country within the Territory in order to obtain or maintain a Marketing Authorisation, Cangene shall not be obliged to proceed with the additional submissions and shall promptly notify Acambis of such determination. In such event, at Acambis’ request, the Parties shall discuss in good faith such determination and options for such additional submissions and Marketing Authorisation, including the option of Acambis or an authorized third party preparing and filing such additional submissions, under Acambis, or the third party or, if necessary, Cangene’s name; provided that no such options will be pursued unless both parties mutually agree in writing prior thereto.

4.3      Cangene to Provide Information. Cangene will provide Acambis with information and documents (in English) relating to the Product, which Acambis reasonably requires to fulfil its obligations under this Agreement. Cangene shall not be required to provide information and documents that are not in Cangene’s possession or that Cangene is not entitled to disclose to Acambis.

4.4      Clinical Trials. Cangene shall be solely responsible for the management and operation of any clinical trials required by an Regulatory Authority, at its own expense. If Cangene reasonably determines that it is not commercially viable to proceed with a clinical trial required by a given country’s Regulatory Authority, Cangene shall not be obliged to proceed with such clinical trial.

5.      Sale of the Product.

5.1      U.S. Government Supply. The parties hereto acknowledge and agree that the sale of the Product in the Territory is subject to and conditional upon Cangene first fulfilling all of its obligations to supply the Product to the U.S. Government under Cangene’s current contract with the CDC. Product is estimated to be available for sales under the Agreement in the fourth quarter of 2003.

5.2      Terms. All sales of the Product in the Territory shall be made on such terms as Cangene, in its reasonable discretion, determines. Cangene shall provide Acambis with a copy of its terms for the sale of the Product and Acambis shall notify Customers and prospective Customers for the Product in the Territory of such terms and the requirement to finalise such terms with Cangene. Acambis shall not make or give any promises, warranties, guarantees or representations concerning the Product other than those contained in those terms or Cangene’s Product Literature.

5.3      Price. Prices for the Product will be determined by Cangene. As of the Effective date, the initial price for the Product in the Territory is set forth in Appendix A (“Product Price”). Acambis may provide such Product Price to Customers during marketing and promotion of the Product in the Territory. Cangene may modify the Product Price upon 60 days prior written notice to Acambis.

5.4      Payment. Cangene shall enter into agreements directly with the Customers for the supply of the Product and shall receive payment for the Product directly from the Customers. Cangene shall have at all times the right to deal directly with potential customers referred by Acambis.

5.5      Notice of Sale. Cangene shall notify Acambis, within a reasonable period of its acceptance or refusal (with reasons for such refusal) of any order for the Product within the Territory and of any such order accepted by Cangene which Cangene has failed to execute in accordance with its terms. Sales invoices, when issued, shall be copied to Acambis.

6.      Financial Provisions.

6.1      Commission. In consideration of the obligations undertaken by Acambis under this Agreement, Cangene shall pay to Acambis a commission as set out in Appendix B (“Commission”). Such Commission shall be based on all Product sold by, or through, Cangene in the Territory, at any time during the Term and within one year after expiration or termination of this Agreement, whether or not to Customers introduced by Acambis.

6.2      Payment Terms. Payment of the amounts owing to Acambis in accordance with Section 6.1 shall be made by Cangene to Acambis within 30 days of Cangene’s receipt of payment from each Customer.

6.3      Marketing Efforts. Acambis will use commercially reasonable efforts to market and promote the Product in the Territory complying with its obligations under Section 8.

6.4      Reports. Within 30 days of the end of each Quarter, (a) Cangene shall provide to Acambis a report of the status of all sales of the Product made in the Territory for such Quarter, along with the applicable Net Invoice Price for each shipment delivered, invoice deductions and Commission paid or payable and (b) Acambis shall provide to Cangene a quarterly report of Acambis’ promotional and marketing activities for the Product in the Territory by country.

6.5      Audit Right. Cangene shall keep proper records and books of account and all proper entries therein relating to the Product sold in the Territory and the amount paid by Customers and shall maintain such records for the term of this Agreement and for two years thereafter. Acambis, and its auditors, shall have the right to inspect Cangene’s sales reports, commission reports, records and logs of shipments made and payments received for the Product in the Territory (upon reasonable, prior written notice, during Cangene’s normal business hours), for the sole purposes of verifying the reports, information and payments provided or due hereunder and verifying compliance with the material terms and conditions of this Agreement. If such audit should disclose any underpayment of Commission payable to Acambis, Cangene shall promptly pay to Acambis such underpaid amount, together with interest thereon at a rate of one and one-half percent (1.5%) per month from the date such amount was due until fully paid. If the amount of such underpayment exceeds five percent (5%) of the Commissions otherwise paid, then Cangene shall immediately reimburse Acambis for its expenses associated with such audit.

7.      Delivery.

7.1      Schedule. Prior to committing to a delivery schedule with a Customer, Acambis shall discuss and agree with Cangene a delivery schedule for the Product to the Customer. Final delivery terms for the Product shall be agreed to between Cangene and the Customer. Cangene shall from time to time update Acambis on dates at which the Product would be available for delivery.

7.2      Delivery to Territory. Cangene shall deliver the Product to the Customer in the Territory in accordance with the agreement between Cangene and such Customer. Unless otherwise agreed to between Cangene and the applicable Customer, Cangene shall deliver the Product CIP to the Customer’s international airport of choice (INCOTERMS 2000) prepaid and charged.

7.3      Packaging. Cangene shall supply all Product as Vials packaged in Cangene’s standard format, in English. Should alternate packaging or labelling be required by a Customer, Acambis shall provide Cangene with details of any custom packaging or labelling requirements of the Product from the Customer of which it has knowledge. The use of any such customs packaging or labels shall require the prior written approval of Cangene before any agreement by Acambis with the Customer to use such packaging or labels. For greater certainty, Cangene shall not be obligated in any manner whatsoever to perform any custom packaging or to provide any Product bearing any custom packaging or labelling for any Customer, if Cangene reasonably determines that it is not commercially viable to proceed. The costs of any such custom packaging and labelling will be agreed upon by Cangene, and the Customer and Cangene will inform Acambis.

7.4      Import and Export. As between the Parties, Cangene shall be responsible for compliance with all laws and regulations associated with exporting the Product and importing the Product into the Territory in accordance with this Agreement and the agreements between Cangene and the Customers.

7.5      Delivery Dates. Cangene will use all commercially reasonable efforts to deliver Product ordered by Customers on the delivery dates set forth in the agreements between Cangene and such Customers.

8.      Obligations of Acambis.

8.1      Market Development. Acambis shall use commercially reasonable efforts to (a) develop as far as practicable the market potential for the Product in the Territory, (b) promote and market the Product in the Territory where Acambis reasonably determines it is commercially viable to do so and (c) assist Cangene generally in the sale of the Product in the Territory. Acambis shall keep Cangene informed of such efforts during the Term.

8.2      Activities. Subject to the terms of this Agreement, Acambis shall be entitled to perform its duties under this Agreement in such manner as it may think fit. Acambis shall promptly notify Cangene of all enquiries concerning orders for the Product which it receives from within and outside of the Territory.

8.3      Safety and Packaging. To the extent of which Acambis has knowledge, Acambis shall notify Cangene of laws and regulations in each country in the Territory into which Product is sold relating to the nature, safety, packaging, labelling or sale of the Product.

8.4      Compliance with Laws. Acambis shall comply with all applicable laws and regulations of the Territory that from time to time apply to this Agreement or the transactions and activities contemplated by this Agreement. Acambis shall not knowingly take any action, which will cause Cangene to be in violation of any law of any jurisdiction in the Territory.

8.5      Foreign Adverse Event Reporting. In accordance with U.S. FDA and Canadian TPP regulations, Acambis shall notify Cangene by facsimile of all serious, post marketing adverse reactions, of which Acambis becomes aware, occurring in the Territory within 24 hours. A serious adverse reaction is any adverse drug experience occurring at any dose of the Product that results in any of the following outcomes: death, a life-threatening adverse drug experience, inpatient hospitalisation or prolongation of existing hospitalisation, a persistent or significant disability/incapacity, or a congenital anomaly/birth defect. Important medical events that may not result in death, be life-threatening, or require hospitalisation may be considered a serious adverse drug experience when, based upon appropriate medical judgement, they may jeopardise the patient or subject and may require medical or surgical intervention to prevent one of the outcomes listed in this definition. An unexpected adverse reaction is any adverse drug experience that is not listed in the current labelling for the drug product. This includes events that may be symptomatically and pathophysiologically related to an event listed in the labelling, but differ from the event because of greater severity or specificity.

8.6      Product Recalls. Acambis shall, at Cangene’s expense, provide reasonable assistance to Cangene in any recall of the Product from a market in the Territory. Cangene shall develop, and execute any such recall in accordance with, a Recall Procedure approved by the Regulatory Authority having jurisdiction over Cangene as required.

9.      Obligations of Cangene.

9.1      Advertising Materials. Cangene shall, at its own expense, promptly supply Acambis with such samples and English versions of advertising, promotional and selling materials, descriptive literature and information relating to the Product (including, without limitation, technical data, manuals, sales aids, catalogues, sales brochures and sales manuals that relate to or are used in connection with the Product) (collectively, “Product Literature”) as Acambis may from time to time reasonably request for the purpose of complying with its obligations under this Agreement.

9.2      Supply of Product. Subject to the availability of plasma, production scheduling and Cangene’s obligations to the U.S. Government at that time, and minimum order quantities as defined by Cangene from time to time, Cangene shall honour any orders for the sale of the Product to Customers in the Territory.

9.3      Product Improvements. Cangene shall promptly advise Acambis of any improvements or changes made to the Product.

9.4      Compliance with Laws. Cangene shall comply with all applicable laws and regulations that from time to time apply to this Agreement or the transactions and activities contemplated by this Agreement, including, without limitation, those relating to the nature, method of manufacture, safety, packaging and labelling of the Product.

10.      Representations and Warranties.

10.1      By Cangene. Cangene represents and warrants that:

(a)      the execution, delivery and performance of this Agreement has been duly authorised by Cangene, and Cangene has the full right, power and authority to enter into this Agreement and perform all of its obligations hereunder;

(b)      entering into this Agreement does not and will not violate any agreement or obligation existing between Cangene and any third party and it will not enter into any agreement or take any action that would restrict its performance under this Agreement;

(c)      there is no outstanding litigation, arbitrated matter or other dispute to which Cangene is aware it is a party, which, if decided unfavourably to Cangene, would reasonably be expected to have a material adverse effect on the ability of Cangene to fulfil its obligations under this Agreement;

(d)      the Product and related materials and information provided by Cangene to Acambis hereunder do not infringe the intellectual property rights of any third party;

(e)      all quantities of the Product supplied to Customers in the Territory shall, at the time of delivery, conform to all applicable laws and regulations, the specifications for the Product, the Marketing Authorisation granted in the United States, if any, and the Marketing Authorisation of the country in the Territory in which the Product is sold, if any, (unless otherwise agreed between Cangene and the Customer);

(f)      Cangene’s quality control procedures shall have been carried out prior to delivery to a Customer of the Product and certificates of analysis relevant to each batch of Product delivered shall be supplied with the Product; and

(g)      Cangene intends to seek indemnification from potential customers of the Product prior to and subsequent to licensure of the product.

10.2      By Acambis. Acambis represents and warrants that:

(a)      the execution, delivery and performance of this Agreement has been duly authorised by Acambis, and Acambis has the full right, power and authority to enter into this Agreement and perform all of its obligations hereunder either directly or through an Affiliate;

(b)      entering into this Agreement does not and will not violate any agreement or obligation existing between Acambis and any third party and will not enter into any agreement or take any action that would restrict its performance under this Agreement;

(c)      there is no outstanding litigation, arbitrated matter or other dispute to which Acambis is aware it is a party, which, if decided unfavourably to Acambis, would reasonably be expected to have a material adverse effect on the ability of Acambis to fulfil its obligations under this Agreement; and

(d)      that it will not manufacture or assist in the manufacturing, market and/or distribute a competitive product to the Product during the Term and for one year thereafter, and for greater certainty, this shall include any other vaccinia immune globulin.

11.      Indemnification.

11.1      Indemnification by Cangene. Cangene shall indemnify Acambis, its Affiliates, divisions, representatives, employees, officers, agents and successors, from and against all loss, damage, liability or expense suffered or incurred by such persons associated with, resulting from, in connection with or otherwise arising out of: (a) Acambis being held out as Cangene’s agent or Acambis’ performance of its duties under this Agreement; (b) the manufacture, distribution, sale or use of the Product; (c) the breach of this Agreement by Cangene or Cangene’s misrepresentation or negligence, including but not limited to any act, omission, neglect or default of Cangene’s Affiliates, divisions, representatives, employees, officers, agents or successors or (d) Cangene’s use of the Acambis Technology, including the death or personal injury of third parties resulting therefrom or from the effects of the Acambis Technology, subject to Section 11.2.

11.2      Indemnification by Acambis. Acambis shall indemnity Cangene, its Affiliates, divisions, representatives, employees, officers, agents and successors, from and against all loss, damage, liability or expense suffered or incurred by such persons associated with, resulting from, in connection with or otherwise arising out of: (a) any promise, warranty, guarantee or representation concerning the Product made by Acambis without Cangene’s approval that is materially beyond or materially contradicts the information relating to the Product provided to Acambis by Cangene or (b) Acambis supplying any Acambis Technology that, to its knowledge, was not produced in compliance with GMP, Acambis’ quality control procedures and the regulatory filing submitted by Acambis.

11.3      Indemnification Procedure. In the event either Party (“Indemnified Party”) seeks indemnification from the other Party (“Indemnifying Party”) pursuant to Section 11.1 or 11.2 above, the Indemnified Party shall (a) promptly notify the Indemnifying Party of any claim made against it in relation to such matters; (b) not accept any compromise of settlement or take any other material steps in relation to the subject of such claim without any compromise of settlement or take any other material steps in relation to the subject of such claim without the prior written approval of the Indemnifying Party; (c) cooperate fully with and give every reasonable assistance to the Indemnifying Party or its insurers in the investigations and handling of any claim; and (d) take all reasonable steps to mitigate any loss in relation to any claim made against the Indemnifying Party hereunder.

12.      Intellectual Property.

12.1      No infringement. Neither party shall knowingly do anything to infringe upon or harm the intellectual property rights of the other party. Each party shall promptly notify the other of any and all infringements, limitations, illegal use or misuse, of the other’s intellectual property rights of which it becomes aware.

12.2      Trademark use. Acambis may refer to any trademark owned by Cangene for the Product and include such in advertising, marketing and promotional materials, provided that such reference is not misleading. Subject to the preceding sentence, Acambis is granted no right, title or license to, or interest in, any trademarks of Cangene. Acambis acknowledges Cangene’s rights in its trademarks and agrees that any use of such trademarks shall inure to the benefit of Cangene.

13.      Term and Termination.

13.1      Term. Unless earlier terminated in accordance with the terms of this Agreement, this Agreement shall commence on the Effective Date and continue in effect for a period of five years, and may be renewed for additional periods upon the written agreement of the Parties (collectively, the “Term”).

13.2      Termination for Cause. Either party may terminate this Agreement upon written notice at any time if the other party:

(a)      is in default in any material respect in the performance of any of its obligations under this Agreement or otherwise commits any material breach of this Agreement, and such default continues for more than 60 days after written notice from the non-defaulting party to the defaulting party stating the particulars of such default, provided however, that the time for curing any such default may be extended past such 60 day period if the party in default is actively taking steps to rectify the default prior to the expiry of such 60 day period, but such remediation cannot be completed within the 60 day period;

(b)      is declared insolvent or is the subject of a resolution or an order for its winding –up, dissolution or administration, has made, or is making an arrangement or composition with its creditors (other than for the purposes of a solvent amalgamation or reconstruction where the resulting entity is at least as creditworthy as such other party and assumes all of the obligations of such other party under this Agreement), or a receiver has been appointed over, or an encumbrancer has taken possession of, its assets;

(c)      ceases to carry on its business or substantially the whole of its business (except for a bona fide reorganisation); or

(d)      cannot materially perform its obligations under this Agreement because of a Force Majeure Event for more than three months.

13.3      Termination by Cangene. Cangene may terminate this Agreement at any time upon 30 days prior written notice to Acambis, if neither the Acambis’ ACAM 1000 vaccine nor ACAM 2000 vaccine (or their equivalents) are suitable for commercialisation due to lack of efficacy for whatever reason.

13.4      Upon 30 days written notice, either party shall have the right to terminate this Agreement, in the event that Cangene has not sold a minimum of ******* vials of the Product in the Territory by December 31st, 2005.

14.      Consequences of Termination.

14.1      Effect. Upon the expiration or termination of this Agreement, for any reason:

(a)      Deliveries. Any deliveries of the Product to Customers which are scheduled to be made subsequent to the effective date of termination, for orders of the Product accepted by Cangene, shall be made according to the agreed upon schedule;

(b)      Return of Materials. Acambis shall cease use of the Cangene Intellectual Property, and each party shall return all of the other party’s Confidential Information in its possession including any licenses granted in Section 4.1; provided, however, that either party may retain a copy of the foregoing as necessary to comply with all laws and regulations, its internal compliance policies and to exercise its rights that survive such expiration or termination;

(c)      No Further Promotion. Acambis shall (i) cease marketing and promoting the Product, (ii) notify all interested parties of the termination and (iii) cease making representations to the public that it is an authorised agent of Cangene; and

(d)      Outstanding Payments. Cangene shall honour and pay to Acambis, upon expiration or termination of this Agreement (i) any payments due for Product sold by Cangene in the Territory and (ii) for one year thereafter in accordance with Section 6.1, any payments due for Product sold by Cangene in the Territory where written correspondence has been exchanged between Cangene and Acambis regarding the marketing and sale efforts that have been performed by Acambis in the Territory.

14.2      Survival. In the event of any expiration or termination of this Agreement, the provisions of Sections 1, 3.1, 3.3, 3.4, 6.1, 6.2, 6.5, 10, 11, 14 and 15 shall survive and shall continue to bind the Parties for 10 years after such expiration or termination.

15.      Confidentiality.

15.1      No Disclosure. Each party shall (a) not disclose any of the other party’s Confidential Information to any third party unless required for regulatory filings, (b) use the other party’s Confidential Information only for the purposes of fulfilling its obligations and exercising its rights under this Agreement, (c) use at least the same degree of care in keeping the other party’s Confidential Information confidential as it uses for its own confidential information of a similar nature and (d) limit access to the other party’s Confidential Information to persons who have a need to know for the purposes of this Agreement.

15.2      Disclosure to Employees. Each of the Parties acknowledges that it will be necessary to disclose the other party’s Confidential Information to employees. Each of the Parties warrants that it has sufficient procedures and protections in place, and shall continue to keep such procedures and protections in place in order to enforce and maintain the confidentiality and prevent the unauthorised use and unauthorised disclosure of its own and the other party’s Confidential Information.

15.3      Equitable Relief. Each of the Parties acknowledges that any violation of any of the provisions hereof may result in immediate and irreparable damage to the disclosing party and agrees that in the event of such violation, disclosing party shall, in addition to any other right, relief, or remedy available at law, be entitled to any equitable relief that any court of competent jurisdiction may deem just and proper.

15.4      Public Announcement. Neither party (nor any Affiliate of either party) will originate any written publicity, news release or other public announcement, relating to this Agreement or any other agreement between the parties without the prior written approval of the other party.

16.      Dispute Resolution.

Except as otherwise specifically provided herein, any disputes or disagreements arising under this Agreement will be referred to the Chief Executive Officer of Cangene and the Chief Executive Officer of Acambis (or their designees, as specified in writing) for good faith resolution, for a period of at least 90 days. During such period, both Parties shall in good faith explore resolution of the dispute using alternative dispute resolution techniques before pursuing other remedies. If such dispute is not resolved by the end of such period, the Parties shall be free to pursue any legal or equitable remedy available to them.

17.      Exclusion of Consequential Damages.

Except for damages resulting from gross negligence, wilful misconduct, personal injury or death, neither party shall be liable to the other, whether for negligence, breach of contract, misrepresentation or otherwise, for any incidental, special, indirect or consequential damages or damages resulting from loss of sale, business, profits, goodwill, opportunity or anticipated savings. Except as expressly stated herein, neither party makes any warranties and each expressly disclaims all other warranties, implied, statutory or otherwise with respect to this Agreement, including, without limitation, any implied warrants or merchantability, fitness for a particular purpose or non-infringement.

18.      Miscellaneous.

18.1      Assignment. Neither party may assign its rights or delegate its duties under this Agreement to any third party without the prior written consent of the other party, except that Acambis may assign this Agreement to an Affiliate and Cangene may assign this Agreement to a Subsidiary without such consent. Any unauthorised assignment of this Agreement is void. This Agreement shall be binding on the Parties and their respective successors and permitted assigns.

18.2      Force Majeure. If and to the extent that a party’s performance of any of its obligations pursuant to this Agreement is prevented, hindered or delayed by fire, flood, earthquake, elements of nature or acts of God, acts of war, terrorism, riots, civil disorders, rebellions, revolutions, strikes, labour disputes, any acts by a third party, including Regulatory Authority, any third party products or any other similar cause beyond the reasonable control of such party, (each, a “Force Majeure Event”), then the non-performing, hindered or delayed party shall be excused for such non-performance, hindrance or delay, as applicable, of those obligations (except for monetary payment obligations) affected by the Force Majeure Event for as long as such Force Majeure Event continues and such party continues to use commercially reasonable efforts to recommence performance whenever and to whatever extent possible without delay, including through the use of alternate sources, work-around plans or other means. The party whose performance is prevented, hindered or delayed by a Force Majeure Event shall immediately notify the other party of the occurrence of the Force Majeure Event and describe in reasonable detail the nature of the Force Majeure Event.

18.3      Severability. If for any reason a court of competent jurisdiction finds any provision of this Agreement, or portion thereof, to be unenforceable, that provision or portion shall be enforced to the maximum extent permissible so as to effect the intent of the Parties, and the remainder of this Agreement shall continue in full force and effect.

18.4      Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of Manitoba, provided however, that in the event that a proceeding is commenced in respect of this Agreement by Acambis each of the Parties hereto agrees to consent to the Manitoba Court of Queen’s Bench having exclusive jurisdiction in respect thereof. In the event that a proceeding is commenced in respect of this Agreement by Cangene each of the Parties hereto agrees to consent to the courts of England having exclusive jurisdiction. Notwithstanding the foregoing, however, either party may seek injunctive or equitable relief, in addition to damages, for a breach of the confidentiality provisions of this Agreement in any court of competent jurisdiction.

18.5      Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which taken together shall constitute one single agreement between the Parties.

18.6      Entire Agreement. This Agreement, including the attached Appendices and any other documents to be executed and delivered pursuant to it, represents the entire agreement between the Parties with respect to the subject matter hereof, and supersedes all other representations, understandings, negotiations, communications or agreements, written, oral or otherwise, between the Parties regarding the subject matter of this Agreement.

18.7      Currency. All references to dollar amounts or other money amounts are expressed in terms of lawful money of the United States of America.

18.8      Notice. Any notice or other documents required or permitted to be given under this Agreement shall be in writing and shall be delivered or sent by facsimile addressed to the party or Parties to whom it is to be given at the address shown below or a such other address or addresses as the party or Parties to whom such writing or document is to be given shall have last notified all other Parties in accordance with the provisions of this paragraph:

if to Acambis at:
Acambis Research Limited
Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT UK
Fax: +44 1223-275-300
Attention: Nick Higgins, Commercial Director

if to Cangene at:

104 Chancellor Matheson Road
Winnipeg, Manitoba, Canada, R3T 5Y3
Fax: 204-269-7003
Attention: Dr. John Langstaff, President & CEO

Any notice or other document shall:

(a)      if delivered, to be deemed to have been given and received at the place of receipt on the date of delivery, provided that if such date is a day other than a business day in the place of receipt, such notice or document shall be deemed to have been given and received at the place of receipt on the first business day in the place of receipt, thereafter; and

(b)      if transmitted by facsimile, be deemed to have been given and received at the place of receipt on the next business day in the place of receipt, following the day of sending.

18.9      Amendments. None of the terms, conditions or provisions of this agreement shall be held to have been changed, waived, varied, modified or altered by any act or knowledge of either party, their respective agents or employees unless done so in writing signed by authorised signatories of both Parties.

IN WITNESS WHEREOF the Parties have duly executed this agreement as of the date first above written.

CANGENE CORPORATION

By:

___________________________ John Langstaff, Phd President & CEO

Date: ______________________

ACAMBIS RESEARCH LIMITED

By:

___________________________ Nicolas Higgins Chief Business Officer

Date: ______________________

APPENDIX A

PRODUCT PRICE SCHEDULE

Acambis shall promote, and Cangene shall sell, the Product to Customers based on the following pricing schedule. Cangene can adjust these prices appropriately provided that any prices already offered by Acambis to customers are honoured by Cangene. All prices are in US Dollars.

Number of Vials of Product	Net Invoice Price per Vial to Customer*

up to *******	$*******

*******—*******	$*******

*******—*******	$*******

*******—*******	$*******

Over *******	$*******

* Prices do not include freight, duties and/or taxes

The volume price bands set forth above apply to the total amount of product shipped to each Customer in each 12 month period.

Cangene reserves the right to set a minimum order quantity at its sole discretion.

APPENDIX B

COMMISSION

Cangene shall pay to Acambis **** of the difference of the Net Invoice Price received by Cangene for the Product in the Territory less $**** per Vial (ie, Commission = **** x [Net Invoice Price – $****]). Prior to a price being offered by Acambis to a customer in line with Appendix A (as modified from time to time), should the price of plasma increase from its current cost of $**** per litre Cangene reserves the right to increase the $**** per Vial minimum deductible amount for purposes of the calculation of commission. It is the intent of this Agreement that any cost increases to the $**** minimum deductible will be offset by a corresponding increase in the selling price as contemplated in Appendix A and Appendix A shall be modified accordingly.

By way of example, on a per Vial basis, where the Product is sold to a Customer in the Territory at the Product Price (in such case, the Net Invoice Price equals the Product Price), the Commission would be:

Product Price per Vial to Customer	Cangene’s per Vial Amount	Acambis’ per Vial Commission

$****	$****	$****

$****	$****	$****

$****	$****	$****

$****	$****	$****

$****	$****	$****

APPENDIX C

PRODUCT DESCRIPTION

Cangene’s Vaccinia Immune Globulin (Human) VIG

The Product:	Vaccinia Immune Globulin (Human) Injection (VIG) is a sterile solution of purified gamma globulin containing antibodies to vaccinia virus derived from the New York City Board of Health Strain of the virus. Product shall be identical to Product supplied to the US Government.

Indications:	Treatment of Postvaccinial Complications

Dosage:	Based on body weight 6000 U/kg 1 vial contains 50,000 U (equivalent to the previously licensed Baxter VIG) 70 kg adult would require 8.4 vials